Exhibit (a)(11)
TELEFÓNICA EXTENDS TENDER OFFER
TO ACQUIRE REMAINING SHARES AND ADSs OF COMPAÑÍA DE TELECOMUNICACIONES
DE CHILE S.A.
Madrid, Spain — December 16, 2008 — Telefónica, S.A. (“Telefónica”) announced today that it is extending its previously announced tender offer in the United States to purchase all of the outstanding shares of Series A common stock, no par value (the “Series A Shares”), and Series B common stock, no par value (together with the Series A Shares, the “Shares”), of Compañía de Telecomunicaciones de Chile S.A. ( “CTC”), other than Shares currently owned by Telefónica and its affiliates, from all shareholders resident in the United States and any and all of the outstanding American Depositary Shares (“ADSs”) of CTC, other than ADSs currently owned by Telefónica and its affiliates, each representing 4 Series A Shares, until 3:30 p.m., New York City time, on January 6, 2009. Telefónica announced that it is also extending its concurrent tender offer in Chile for all outstanding Shares not held by Telefónica and its affiliates until 3:30 p.m., New York City time, on January 6, 2009. Both the U.S. and the Chilean tender offers were originally scheduled to expire at 3:30 p.m., New York City time, on Wednesday, December 31, 2008. All other terms and conditions of the tender offer remain unchanged.
A Schedule TO/13E-3, as amended, and a Schedule 14D-9 have been filed with the Securities and Exchange Commission (the “SEC”) and are publicly available on the SEC website (www.sec.gov). Shareholders are encouraged to read these documents for important and more detailed information regarding the U.S. Offer.